

Mail Stop 3561

June 30, 2009

Via U.S. Mail and Facsimile at 011-30-210-4291010

Ion G. Varouxakis
Chief Executive Officer
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
Piraeus, Greece

> **Re:** **FreeSeas Inc.**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 000-51672**

Dear Mr. Varouxakis:

     We have completed our review of your Form 20-F and have no further comments at this time.

                           Regards,

                           Julie F. Bell
                           Attorney-Adviser